Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Paysign, Inc.’s (“Paysign,” the “Company,” “we,” “our,” “us”) common stock, par value $0.001 per share (“Common Stock”) was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and listed on The Nasdaq Capital Market under the symbol “PAYS.”

DESCRIPTION OF CAPITAL STOCK

General

This exhibit contains a description of our capital stock. The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to our Articles of Incorporation, which we refer to as our “amended and restated articles of incorporation,” which we refer to as our “Articles of Incorporation” and our amended and restated bylaws, which we refer to as our “Bylaws,” and applicable provisions of the Nevada Revised Statutes “NRS”).

Our authorized capital stock currently consists of 150,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, par value $.001 per share (“Preferred Stock”).

As of December 31, 2019, we had shares of our Common Stock issued. No shares of Preferred Stock were outstanding.

Common Stock

We are currently authorized to issue 150,000,000 shares of Common Stock. As of December 31, 2019, there were 48,577,712 shares of Common Stock outstanding. Holders of our Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. All outstanding shares of our Common Stock are fully paid and non-assessable. Holders of our Common Stock:

•	have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors,

•	are entitled to share ratably in all our assets available for distribution to holders of Common Stock upon our liquidation, dissolution or winding up;

•	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions;

•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders and for directors.

Preferred Stock

We are currently authorized to issue 25,000,000 shares of Preferred Stock. As of December 31, 2019, there were no shares of Preferred Stock outstanding. Our Board, without further stockholder approval, may issue Preferred Stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board may authorize the issuance of Preferred Stock which ranks senior to our Common Stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board can fix limitations and restrictions, if any, upon the payment of dividends on our Common Stock to be effective while any shares of Preferred Stock are outstanding.

1

If we make a public offering of Preferred Stock, we will file the terms of the class or series of Preferred Stock with the SEC, along with other offering material relating to that offering will include a description of the specific terms of the offering, including any of the following applicable terms:

•	the series, the number of shares offered and the liquidation value of the Preferred Stock;

•	the price at which the Preferred Stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the Preferred Stock;

•	the liquidation preference of the Preferred Stock;

•	the voting rights of the Preferred Stock;

•	whether the Preferred Stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the Preferred Stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the Preferred Stock.

One purpose of authorizing our board of directors to issue Preferred Stock and determine the rights and preferences of any classes or series of Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock The actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of our Common Stock will depend on the specific rights of the holders of the Preferred Stock designated by our board of directors. However, these effects might include:

•	decreasing the amount of earnings and assets available for distribution to holders of Common Stock;

•	restricting dividends on Common Stock;

•	diluting the voting power of Common Stock;

•	impairing the liquidation rights of Common Stock; and

•	delaying, deferring or preventing a change in control of our Company.

Our Board had not authorized any series of Preferred Stock.

2

Anti-Takeover Effects of Provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws

Authorized but Unissued Shares.

The authorized but unissued shares (and to the extent not otherwise retired or reserved) of our Common Stock and Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Capital Market, in addition to our Articles of Incorporation. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Issuance of Preferred Stock.

The Company may issue up to an additional 25,000,000 shares of Preferred Stock on such terms and with such rights, preferences and designations, including, without limitation restricting dividends on its Common Stock, dilution of the voting power of its Common Stock and impairing the liquidation rights of the holders of its Common Stock, as the Board of Directors of the Company may determine without any vote of the stockholders. The issuance of such Preferred Stock, depending upon the rights, preferences and designations thereof may have the effect of delaying, deterring or preventing a change in control of the Company.

Amendment of Articles of Incorporation or Bylaws

Nevada law provides generally that a resolution of the board of directors is required to propose an amendment to a corporation’s articles of incorporation and that the amendment must be approved by the affirmative vote of a majority of the voting power of all classes entitled to vote, as well as a majority of any class adversely affected. Nevada law also provides that the corporation’s bylaws, including any bylaws adopted by its stockholders, may be amended by the board of directors and that the power to adopt, amend or repeal the bylaws may be granted exclusively to the directors in the corporation’s articles of incorporation. Our Articles of Incorporation provide that powers to alter, amend or repeal the Bylaws of the Corporation or to adopt new Bylaws is reserved to the board of directors.

The foregoing provisions of our amended and restated articles of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Removal of Directors

Nevada law and our Bylaws provide that an incumbent director may be removed as a director only at an annual or special meeting of stockholders, by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.

Nevada Anti-takeover Statutes

Nevada law includes certain anti-takeover statutes, including NRS 78.411 through 78.444, inclusive (the “Business Combination Statute”) with respect to combinations with interested stockholders, and NRS 78.378 through 78.3793 (the “Control Share Statute”), with respect to the acquisition of a controlling interest in certain corporations doing business in the state. We have opted out of the application of both the Business Combination Statute and the Control Share Statute in our Articles of Incorporation. Because we have so elected not to have those statutes apply to us, it could be more difficult to resist an attempt to obtain control of us, in a transaction not approved in advance by our board of directors. We could also, in the future, change our Articles of Incorporation to opt into either the Business Combination Statute, the Control Share Statute, or both.

3

Business Combination Statute

In general, the Business Combination Statute prohibits a Nevada corporation that is publicly traded with 200 or more stockholders of record from engaging in any certain business “combinations” with any “interested stockholder” for a period of up to four years following the date that the stockholder became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the Nevada corporation and, for combinations within two years prior to the date that the stockholder becomes an “interested stockholder,” either: (i) the board of directors of the corporation approved, before the person first became an interested stockholder, the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or (ii) the combination is approved by the corporation’s directors after such time and also at an annual or special meeting by affirmative vote of stockholders owning at least 60% of the voting power not owned by the interested stockholder or its affiliates or associates.

After the two-year period following the date that the stockholder becomes an interested stockholder, business combinations may also be prohibited unless the combination or transaction by which the person first became an interested stockholder either (i) was approved by the board directors prior to such combination or transaction, or (ii) is approved by a majority of voting power of the corporation, not beneficially owned by the interested stockholder, its affiliates or its associates. Alternatively, if the interested stockholder has not become the owner of any additional voting shares since the date it became an interested stockholder except by certain permitted transactions, a corporation may engage in a combination with an interested stockholder more than two years after such person becomes an interested stockholder if the consideration to be paid to the holders of the corporation’s stock, other than the interested stockholder, is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually, (b) the market value per share of Common Stock on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, less certain dividends paid or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher. The Business Combination Statute does not apply to an interested stockholder after the date four years after the person became an interested stockholder.

The NRS defines a “combination” subject to the statute to include the following:

•	any merger or consolidation of the corporation and the interested stockholder or any other entity which is, or after the transaction would be, an affiliate or associate of the interested stockholder;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the corporation to or with the interested stockholder or any affiliate or associate of the interested stockholder if the assets transferred have a market value equal to more than 5% of all of the assets of the corporation or more than 5% of the value of the outstanding voting shares of the corporation or represent more than 10% of the earning power or net income of the corporation;
•	subject to certain exceptions, any issuance or transfer by the corporation of any stock of the corporation or a subsidiary with a market value of 5% or more of the aggregate market value of the outstanding voting shares of the corporation to the interested stockholder or an affiliate or associate;
•	the adoption of a plan or proposal of liquidation or dissolution under any arrangement with the interested stockholder or any affiliate or associate of the interested stockholder;
•	subject to certain exceptions, any reclassification of securities, recapitalization, merger or consolidation, or other transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of voting shares, or securities convertible into voting shares, of the corporation which is beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder; or
•	the receipt by the interested stockholder or any affiliate or associate of the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, the NRS defines an interested stockholder as either any entity or person beneficially owning, directly or indirectly, 10% or more of the outstanding voting stock of the corporation, or any affiliate or associate of the corporation who was, within 2 years immediately before the date in question, a 10% percent or greater owner.

As discussed above, we have opted out of the Business Combination Statute in our current Articles of Incorporation.

4

Control Share Statute

The Nevada Control Share Statute may limit the voting rights of shares in a corporation acquired by certain persons. The provisions apply to any acquisition of outstanding voting securities of a Nevada corporation (an “issuing corporation”) that has 200 or more stockholders of record, at least 100 of which have addresses in Nevada, and conducts business in Nevada directly or through an affiliate. An acquiring person and those acting in association with such person may, under certain circumstances, be prohibited from voting such persons’ “control shares” if the acquiring person acquires a proportion of the outstanding voting power exceeding one of the following thresholds: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. The control shares acquired in such an acquisition or acquired within 90 days prior thereto are denied voting rights unless a majority of the voting power of the stockholders, and a majority of any class or series of shares adversely affected, approve the granting of such voting rights. If an issuing corporation’s articles of incorporation or By-laws in effect by the tenth day following the acquisition so provide, the voting securities acquired may be redeemed, at the average price paid for the control shares, by an issuing corporation at the average price paid for the securities if (i) the acquiring person has not given a timely information statement to an issuing corporation or (ii) the control shares are not granted full voting rights by stockholders. Unless otherwise provided in such articles of incorporation or by-laws, if an acquiring person obtains a majority voting interest and the security holders accord voting rights to such acquiring person, a stockholder who did not vote in favor of the voting rights may demand rights as a dissenter to payment of the fair value of such stockholder’s shares in accordance with statutory processes established for dissenters’ rights.

We have opted out of the Control Share Statute in our current Articles of Incorporation, but could potentially amend the Articles of Incorporation to elect to be subject to the Control Share Statute. A corporation may also opt-out of the Control Share Statute by amending its bylaws either before, or within ten days after, a relevant acquisition.

Director and Officer Liability and Indemnification

Limitation of Liability

Nevada law provides that our directors and officers will not be individually liable to us, our stockholders or creditors for any damages for any act or failure to act in the capacity of a director or officer other than in circumstances where both (i) the presumption that the director or officer acted in good faith, on an informed basis and with a view to the interests of the corporation, has been rebutted, and (ii) the act or failure to act of the director or officer is proven to have been a breach of his or her fiduciary duties as a director or officer and such breach is proven to have involved intentional misconduct, fraud or a knowing violation of law.

Our Articles of Incorporation eliminate the personal liability of our directors and officers us or our stockholders for damages for breach of fiduciary duty as a director or officer, excepting only acts or omissions which involve intentional misconduct, fraud, or a knowing violation. In addition, our Articles of Incorporation eliminate or limit liability to the fullest extent permitted by Nevada law from time to time.

These limitation of liability provisions may be held not be enforceable for certain violations of the federal securities laws of the United States.

Indemnification of Directors and Officers

Under the NRS, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation (a "derivative action"), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person: (a) is not liable as described in "Limitation of Director and Officer Liability" above and (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

5

In the case of derivative actions, no indemnification may be made for any claim, issue or matter as to which such a person, after exhaustion of all appeals, has been found liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines otherwise in light of all the circumstances.

The NRS further provide that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding (including a derivative action), or in defense of any claim, issue or matter therein, a corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

The NRS further provide that any discretionary indemnification, unless ordered by a court, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Determinations as to the payment of indemnification are made by a majority of the board of directors at a meeting at which a quorum of disinterested directors is present, or by written opinion of special legal counsel, or by the stockholders.

Our Articles provide that we shall indemnify the officers and directors of the corporation to the fullest extent permitted by Nevada law. Our Bylaws independently provide that, subject to certain limitations set forth therein, we shall indemnify our directors and officers for any and all expenses, liabilities, and losses (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement actually and reasonably incurred or suffered by a director or officer in connection with any threatened, pending, or completed action, suit, or proceeding (including, without limitation, an action, suit, or proceeding by or in the right of the Corporation), whether civil, criminal, administrative, or investigative, by reason that such person is or was a director or officer of ours, or a predecessor company, or is or was serving at our request in any capacity for another business.

Our By-laws also provide that we shall pay for or reimburse the reasonable expenses incurred by our directors and officers if he or she furnishes us with a written undertaking to repay any advances if it is ultimately determined that he or she is not entitled to any indemnification under the By-laws or otherwise.

These indemnification provisions may be held not be enforceable for certain violations of the federal securities laws of the United States.

Transfer Agent and Registrar; Market Listing

The transfer agent for the Company’s Common Stock is Corporate Stock Transfer, Inc. The transfer agent’s address is 3200 Cherry Creek S Dr # 430, Denver, CO 80209, and its telephone number is (303) 282-4800. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “PAYS.”

6